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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                           IL Fornaio (America) Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    451926109
                                    ---------
                                 (CUSIP Number)

                                 March 31, 2000
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / / Rule 13d-1(b)
                  /X/ Rule 13d-1(c)
                  / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 84760T100                      13G                        Page 2 of 9
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 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Green River Fund I, L.P., a Delaware limited partnership (IRS
    Identification No. 06-1541310), the sole general partner of which is
    Green River Management I, L.L.C., a Delaware limited liability company. The sole managing member of Green River Management I, L.L.C.
    is Terence M. Hogan.
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                 (a) / /

                 (b) /X/
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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose member is an individual who is a United States citizen.
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                                    5       SOLE VOTING POWER
                                           270,084 shares of Common Stock
   Number of                        -------------------------------------------
    Shares                          6       SHARED VOTING POWER
  Beneficially                             -0-
   Owned By                         -------------------------------------------
     Each                           7       SOLE DISPOSITIVE POWER
   Reporting                               270,084 shares of Common Stock
    Person                          -------------------------------------------
     With                           8       SHARED DISPOSITIVE POWER
                                           -0-
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  270,084 shares of Common Stock
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            /X/
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                            4.7%
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12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN
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CUSIP No. 84760T100                      13G                        Page 3 of 9
-------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Green River Fund II, L.P., a Delaware limited partnership (IRS Identification No. 06-156217), the sole general partner of which is Green River Management I, L.L.C., a Delaware limited liability company. The sole managing member of Green River Management I, L.L.C. is Terence M. Hogan.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                 (a) / /
                 (b) /X/
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose member is an individual who is a United States citizen.
-------------------------------------------------------------------------------
                                    5       SOLE VOTING POWER
                                           24,916 shares of Common Stock
                                    -------------------------------------------
             Number of              6      SHARED VOTING POWER
              Shares                       -0-
           Beneficially             -------------------------------------------
             Owned By               7      SOLE DISPOSITIVE POWER
               Each                       24,916 shares of Common Stock
             Reporting              -------------------------------------------
              Person                8      SHARED DISPOSITIVE POWER
               With                         -0-
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      24,916 shares of Common Stock
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             /X/
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                            0.4%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN
-------------------------------------------------------------------------------


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CUSIP No. 84760T100                      13G                        Page 4 of 9

ITEM 1.

                  (a)      Name of Issuer:

                                    Il Fornaio (America) Corp.

                  (b)      Address of Issuer's Principal Executive Offices:

                                    770 Tamalpais Drive, Suite 400
                                    Corte Modera, California 94925

ITEM 2.

                  (a)      Name of Person Filing:

                           (i)      Green River Fund I, L.P. is a Delaware
limited partnership. The name of the general partner of Green River Fund I, L.P. is Green River Management I, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The name and business address of the sole managing member of Green River Management I, L.L.C. is:
Terence M. Hogan, the business address of whom is 177 Broad Street, Stamford, CT 06901.

                           (ii)     Green River Fund II, L.P. is a Delaware
limited partnership. The name of the general partner of Green River Fund II, L.P. is Green River Management I, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The name and business address of the sole managing member of Green River Management I, L.L.C. is Terence M. Hogan, the business address of whom is 177 Broad Street, Stamford, CT 06901.

                  (b) Address of Principal Business Office or, if none,
Residence:

                           (i)      Green River Fund I, L.P.
                                    177 Broad Street
                                    Stamford, CT 06901

                           (ii)     Green River Fund II, L.P.
                                    177 Broad Street
                                    Stamford, CT 06901

                  (c) Citizenship:

                           (i)      Green River Fund I, L.P. is a Delaware
limited partnership. Its general partner is a Delaware limited liability company. The sole managing member of the general partner is a citizen of the United States.


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CUSIP No. 84760T100                      13G                        Page 5 of 9

                  (ii) Green River Fund I, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. The sole managing member of the general partner is a citizen of the United States.

           (d)    Title of Class of Securities:

                       Common Stock

           (e)    CUSIP Number:

                                451926109

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
           (c), CHECK WHETHER THE PERSON FILING IS A:

           (a)      / /      Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

           (b)      / /      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

           (c)      / /      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d)      / /      Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (e)      / /      An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

           (f)      / /      An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g)      / /      A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h)      / /      A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
                             (12 U.S.C. 1813);

           (i)      / /      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j)      / /      Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

           If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

ITEM 4.    OWNERSHIP.


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CUSIP No. 84760T100                        13G                      Page 6 of 9

         The following information is provided as of March 31, 2000:

         (a)      Amount beneficially owned:

                  (i) Green River Fund I, L.P. is the beneficial owner of 270,084 shares.

                  (ii) Green River Fund II, L.P. is the beneficial owner of 24,916 shares.

         (b)      Percent of class:

                  (i)      4.7% for Green River Fund I, L.P.; and

                  (ii)     0.4% for Green River Fund II, L.P.

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:

                           270,084  shares for Green River Fund I, L.P.; and

                            24,916 shares for Green River Fund II, L.P.

                   (ii)     Shared power to vote or to direct the vote:

                            0 shares for Green River Fund I, L.P.; and

                            0 shares for Green River Fund II, L.P.

                   (iii)    Sole power to dispose or to direct the

                            disposition of:

                            270,084  shares for Green River Fund I, L.P.; and

                            24,916 shares for Green River Fund II, L.P.

                   (iv)     Shared power to dispose or to direct the

                            disposition of:

                            0 shares for Green River Fund I, L.P.; and

                            0 shares for Green River Fund II, L.P.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


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CUSIP No. 84760T100                         13G                      Page 7 of 9


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Green River Fund I, L.P. and Green River Fund II, L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.


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CUSIP No. 84760T100                     13G                         Page 8 of 9

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of Green River Fund I, L.P. and Green River Fund II, L.P. certifies that the information set forth in this statement is true, complete and correct.

                                            April 7, 2000

                                            GREEN RIVER FUND I, L.P.

                                            By: Green River Management I, L.L.C.

                                            By:/s/ Terence M. Hogan
                                               --------------------------------

                                                    Terence M. Hogan
                                                    Managing Member

                                            GREEN RIVER FUND II, L.P.

                                            By: Green River Management I, L.L.C.

                                            By: /s/ Terence M. Hogan
                                               --------------------------------

                                                    Terence M. Hogan
                                                    Managing Member


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CUSIP No. 84760T100                     13G                         Page 9 of 9

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of Il Fornaio (America) Corp. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on April 7, 2000.

                                            GREEN RIVER FUND I, L.P.

                                            By: Green River Management I, L.L.C.

                                            By: /s/ Terence M. Hogan
                                               --------------------------------

                                                  Terence M. Hogan
                                                  Managing Member


                                            GREEN RIVER FUND II, L.P.

                                            By: Green River Management I, L.L.C.

                                            By: /s/ Terence M. Hogan
                                               --------------------------------


                                                  Terence M. Hogan
                                                  Managing Member